FORM AW
Kronos Worldwide, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas   75240-2697

February 27, 2009

U.S. Securities and Exchange Commission	Via EDGAR
Division of Corporation Finance
100 F Street, N.E.

Re:	Kronos Worldwide, Inc.
Post-Effective Amendment No. 1 to Form S-3 Registration Statement
Filed February 20, 2009
File No. 333-122249

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, Kronos Worldwide, Inc., a Delaware corporation, hereby requests the withdrawal of its Post Effective Amendment No. 1 to Form S-3 Registration Statement filed with the SEC on February 20, 2009 (File No.: 333-122249).

The post effective amendment was the incorrect form to withdraw Kronos Worldwide’s Form S-3 Registration Statement filed with the SEC on January 24, 2005 (File No.: 333-122249), as such registration statement was amended by Pre-Effective Amendment No. 1 to Form S-3 Registration Statement filed with the SEC on February 17, 2005 and Pre-Effective Amendment No. 2 to Form S-3 Registration Statement filed with the SEC on February 28, 2005.  The appropriate form to withdraw the registration statement was a Form RW.

No securities have been sold pursuant to the post-effective amendment.

If you should have any questions regarding this filing, please do not hesitate to call the undersigned at 972.450.4243.

Sincerely,

/s/ Andrew Louis
A. Andrew R. Louis
            Secretary and
            Associate General Counsel